FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated January 30, 2006
BIOMIRA INC.
(Translation of registrant’s name into English)
Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☑
(for past years ending in calendar year 1996)	(commencing in calendar year 1997)
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

Item	Page

Letter dated January 27, 2006 from Fraser Milner Casgrain LLP to various Canadian Securities Commissions relating to the filing of consolidated financial statements of the Company as at December 31, 2004 and 2003 which reflect changes from those financial statements mailed to shareholders on March 30, 2005	3

Report of Deloitte & Touche LLP dated February 18, 2005 (except for Note 23, which is as of January 6, 2006); consolidated balance sheets of the Company as at December 31, 2004 and 2003; consolidated statements of operations and consolidated statements of deficit for the years ended December 31, 2004 and 2003; consolidated statements of cash flow for the years ended December 31, 2004 and 2003; and notes to the consolidated financial statements	4

Signature

Michael D. Obert
Direct Line: (780) 423-7238
michael.obert@fmc-law.com
January 27, 2006
VIA SEDAR
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Office of the Administrator of Securities — New Brunswick
Securities Division, Department of Justice, Newfoundland
Registrar of Securities, Prince Edward Island
Dear Sirs/Mesdames:

Subject:	Biomira Inc. (the “Company”) — Prospectus Supplement dated January 27, 2006 (the “Prospectus Supplement”) relating to a Base Shelf Prospectus dated July 13, 2004
In connection with the filing of the Prospectus Supplement, we have attached the consolidated balance sheets of the Company as at December 31, 2004 and 2003, and the consolidated statements of operations, deficit, and cash flow for each of the years in the two-year period ended December 31, 2004 (the “Annual Statements”). The Annual Statements differ from the financial statements mailed to shareholders of the Company filed on SEDAR on March 30, 2005 only with respect to the addition of subsequent event note 23 and the deletion of the results of the year ended December 31, 2002 from the consolidated statements of operations, deficit, and cash flow. Subsequent event note 23 to the Annual Statements explains that effective January 1, 2005, the Company adopted the amended recommendations of CICA Handbook Section 3860, Financial Instruments — Disclosure and Presentation, however, management has determined that adoption of Section 3860 does not have a material effect on the Company’s financial position or results of operations in the current period or the prior period presented.
Please do not hesitate to contact me at (780) 423-7238 if you have any questions.
Yours truly,
FRASER MILNER CASGRAIN LLP
(signed) Michael D. Obert
2900 Manulife Place 10180-101 Street Edmonton AB Canada T5J 3V5 Telephone (780) 423-7100 Fax (780) 423-7276 www.fmc-law.com
L a w y e r s  i n :  M o n t r é a l  O t t a w a  T o r o n t o  E d m o n t o n  C a l g a r y  V a n c o u v e r

3

Consolidated Financial Statements of
BIOMIRA INC.
December 31, 2004

4

Deloitte & Touche LLP
2000 Manulife Place
10180 — 101 Street
Edmonton AB T5J 4E4
Canada
Tel: (780) 421-3611
Fax: (780) 421-3782
www.deloitte.ca
Report of Independent Registered Chartered Accountants
To the Shareholders of
Biomira Inc.
We have audited the consolidated balance sheets of Biomira Inc. as at December 31, 2004 and 2003, and the consolidated statements of operations, deficit, and cash flow for each of the years in the two-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2004, in accordance with Canadian generally accepted accounting principles.
The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.
(signed) Deloitte & Touche LLP
Independent Registered Chartered Accountants
Edmonton, Alberta, Canada
February 18, 2005 (except for Note 23 which is as of January 6, 2006)
Comments by Auditors for U.S. Readers on Canada — U.S. Reporting Differences
In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principals that have a material effect on the comparability of the financial statements and changes in accounting principles that have been implemented in the financial statements. Changes in accounting principles are described in Note 3 to the financial statements. Our report to the shareholders, dated February 18, 2005 (except for Note 23 which is as of January 6, 2006), is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.
Independent Registered Chartered Accountants
Edmonton, Alberta, Canada
February 18, 2005 (except for Note 23 which is as of January 6, 2006)

TABLE OF CONTENTS

PAGE
Consolidated Balance Sheets	F-3

Consolidated Statements of Operations	F-4

Consolidated Statements of Deficit	F-4

Consolidated Statements of Cash Flow	F-5

Notes to the Consolidated Financial Statements	F-6 — F-43

BIOMIRA INC.
Consolidated Balance Sheets
As at December 31
(expressed in thousands of Canadian dollars, except share amounts)

	2004	2003
ASSETS
CURRENT
Cash and cash equivalents	$19,887	$24,062
Short-term investments	18,751	17,443
Accounts receivable (Note 4)	736	459
Prepaid expenses	320	460

	39,694	42,424
CAPITAL ASSETS, net (Note 5)	383	641
INTANGIBLE ASSET, net (Note 6)	480	—
LONG-TERM INVESTMENT (Note 7)	264	—

	$40,821	$43,065

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 8)	$2,031	$3,453
Capital lease obligation (Note 9)	—	108
Current portion of deferred revenue (Note 14)	556	1,053

	2,587	4,614
DEFERRED REVENUE (Note 14)	1,241	6,671
CLASS A PREFERENCE SHARES (Note 10)	30	30

	3,858	11,315

CONTINGENCIES, COMMITMENTS, AND GUARANTEES (Notes 9 and 18)

SHAREHOLDERS’ EQUITY
Share capital (Notes 3 and 10)
Issued and outstanding — 78,339,978 and 72,545,232	374,007	359,643
Warrants (Note 10)	7,442	8,555
Contributed surplus (Notes 3 and 10)	14,661	8,901
Deficit	(359,147)	(345,349)

	36,963	31,750

	$40,821	$43,065

(See accompanying notes to the consolidated financial statements)

APPROVED BY THE BOARD

(signed) Richard L. Jackson	Director

(signed) T. Alexander McPherson	Director

BIOMIRA INC.
Consolidated Statements of Operations
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

	2004	2003
REVENUE
Contract research and development (Note 14)	$2,150	$2,309
Licensing revenue from collaborative agreements (Note 14)	6,539	1,053
Licensing, royalties, and other revenue	252	54

	8,941	3,416

EXPENSES
Research and development	13,576	14,700
General and administrative	6,589	5,445
Marketing and business development (Note 14)	1,362	1,796
Amortization	410	446
Gain on disposal of capital assets	(2)	(61)

	21,935	22,326

OPERATING LOSS	12,994	18,910

Investment and other income (expense) (Note 16)	368	(295)
Interest expense (Note 9)	(5)	(20)

LOSS BEFORE INCOME TAXES	12,631	19,225

Income Tax Benefit (Note 17)	406	251

NET LOSS	$12,225	$18,974

BASIC AND DILUTED LOSS PER SHARE (Note 13)	$0.17	$0.31

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	72,941,110	62,497,986

Consolidated Statements of Deficit
Years ended December 31
(expressed in thousands of Canadian dollars)

	2004	2003
DEFICIT, BEGINNING OF YEAR (Note 3)	$346,922	$326,101
Net loss	12,225	18,974
Accretion of convertible debentures (Note 12)	—	713
Interest, foreign exchange (gain) loss, and carrying charges on convertible debentures (Notes 12 and 16)	—	(439)

DEFICIT, END OF YEAR	$359,147	$345,349

BIOMIRA INC.
Consolidated Statements of Cash Flow
Years ended December 31
(expressed in thousands of Canadian dollars)

	2004	2003
OPERATING
Net loss	$(12,225)	$(18,974)
Amortization	410	446
Stock compensation expense (Note 11)	1,060	—
Decrease in deferred revenue (Note 14)	(6,191)	(1,053)
Gain on disposal of capital assets	(2)	(61)
Unrealized foreign exchange loss on cash and cash equivalents	242	189
Net change in non-cash working capital balances from operations
Accounts receivable	(277)	733
Prepaid expenses	140	37
Accounts payable and accrued liabilities	(1,522)	(5,127)

	(18,365)	(23,810)

INVESTING
Purchase of short-term investments	(72,374)	(56,380)
Redemption of short-term investments	71,066	67,619
Purchase of capital assets	(126)	(12)
Proceeds from disposal of capital assets	2	77
Purchase of intangible assets	(506)	—

	(1,938)	11,304

FINANCING
Proceeds on issue of common shares and warrants, net of issue costs	14,623	35,610
Proceed from exercise of stock options	413	121
Proceeds from exercise of warrants	1,442	592
Proceeds from convertible debentures, net of financing costs (Note 12)	—	—
Repayment of convertible debentures (Note 12)	—	(7,826)
Interest on convertible debentures (Note 12)	—	(91)
Repayment of capital lease obligation	(108)	(156)

	16,370	28,250

NET CASH (OUTFLOW) INFLOW	(3,933)	15,744
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS	(242)	(189)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(4,175)	15,555
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	24,062	8,507

CASH AND CASH EQUIVALENTS, END OF YEAR	$19,887	$24,062

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid in the year	$5	$20
Amount of income taxes paid in the year	$—	$5

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
1.	DESCRIPTION OF BUSINESS

Biomira Inc. (the “Company”) is a biotechnology company incorporated under the Canada Business Corporations Act in 1985. The Company is engaged in the development of therapeutic products for the treatment of cancer, applying proprietary and patentable technologies primarily in the fields of immunotherapy and organic chemistry.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which do not differ materially from those applied in the United States, except as disclosed in Note 20.

Basis of consolidation

The Company’s financial statements include the accounts of its wholly-owned subsidiaries, Biomira USA Inc., Biomira International Inc., Biomira Europe BV, and Oncodigm Biopharma Inc. on a fully consolidated basis. All intercompany balances and transactions have been eliminated upon consolidation.

Accounting estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Significant estimates include the valuation of long-term investments, the fair value of stock options granted and warrants issued, the useful lives of capital and intangible assets and the amortization period of deferred revenues.

Cash and cash equivalents

Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, with original maturities of three months or less at the time of purchase.

Short-term investments

Short-term investments, which are liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and with original maturities greater than three months at the time of purchase, are carried at the lower of amortized cost and market value. Gains and losses on disposal of short-term investments are included in investment income in the period of realization. Premiums or discounts are amortized over the remaining maturity of the instrument and reported in investment income in the consolidated statements of operations.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative financial instruments

The Company does not generally utilize derivative financial instruments. However, the Company may use foreign exchange forward contracts in order to reduce the impact of fluctuating foreign currency exchange rates on its foreign currency denominated cash, cash equivalents, and short-term investments. These foreign exchange forward contracts are not designated as hedges. They require the exchange of payments without the exchange of the notional principal amount on which the payments are based. These instruments are recognized in the consolidated balance sheets and measured at fair value, with changes in fair value recognized immediately in investment and other income in the consolidated statements of operations.

The Company’s policy is not to utilize derivative instruments for trading or speculative purposes.

Long-term investment

The long-term investment is recorded at cost. When, in the opinion of management, an other than temporary decline in value has occurred, the investment is written down to its estimated realizable value. In determining the estimated realizable value, management relies on its judgment and knowledge of the investment and of general business and economic conditions that prevail and are expected to prevail. These estimates are limited due to the uncertainty of predictions concerning future events.

Capital assets and amortization

Capital assets are recorded at cost and amortized over their estimated useful lives on a straight-line basis, as follows:

Scientific equipment Office equipment Manufacturing equipment Computer software and equipment Leased equipment Leasehold improvements	20% 20% 25% 331/3% Term of the lease Term of the lease plus one renewal
The Company evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when the carrying amount of a capital asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition, and is measured as the amount by which the capital asset’s carrying amount exceeds its fair value.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill and intangible assets

Indefinite life assets such as goodwill and certain intangible assets are initially recognized and carried at cost. Such assets are not amortized, but are reviewed annually for impairment, or when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When such review indicates that estimated future cash flows or benefits associated with these assets would not be sufficient to recover their carrying value, the excess of carrying value over fair value will be recognized as an impairment loss and charged to expense in the period that impairment has been determined. The Company has not recorded any amounts in respect of goodwill or intangible assets with indefinite lives in the consolidated balance sheet.

Finite life intangible assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives. Such assets are reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable. An impairment loss would be recognized when the carrying value of the assets is greater than the estimated undiscounted future cash flows expected to be provided by the asset. The amount of the impairment loss, if any, is the excess of its carrying value over its estimated discounted cash flows. As at December 31, 2004, there were no events or circumstances indicating that the carrying value of the finite life intangible assets may not be recoverable.

Revenue recognition

Revenue from contract research and development consists of non-refundable research and development funding received under the terms of collaborative agreements. Such funding compensates the Company for clinical trial expenses related to the collaborative development programs for certain product candidates of the Company, and is recognized as revenue at the time that clinical activities are performed under the terms of collaborative agreements.

Revenue from collaborative agreements typically consists of initial technology access or licensing fees and milestone payments triggered by specified events. Initial lump-sum payments for such technology access or licensing fees are recorded as deferred revenue when received and recognized as revenue on a systematic basis over the term of the license agreement or the related product lifecycle, whichever is shorter. Milestone payments are recognized as revenue upon performance of obligations defined as milestones in the agreements.

Licensing and royalty revenues, as well as other revenues from third party contracts, are recognized as earned on an accrual basis in accordance with the terms of the contractual agreements.

Research and development costs

The Company expenses research costs as incurred. Development costs are also expensed as incurred unless the project meets criteria for deferral and amortization under Canadian GAAP.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Certain product development costs are deferred and amortized once technical and market viability have been established. Deferred development costs are amortized on a straight-line basis over the expected commercial life of the related product. Annually, the Company reviews the recoverability of deferred development costs through an evaluation of the expected future discounted cash flows from the associated products, and considers current and future market and regulatory developments to test for permanent impairment.

To date, no development costs have been deferred.

Foreign currency translation

Revenue and expense transactions denominated in foreign currencies are translated into Canadian dollars at the average exchange rates in effect at the time of such transactions. Monetary assets and liabilities are translated at current rates at the balance sheet date. Gains or losses resulting from these translation adjustments are included in other income or expense.

The operations of the Company’s foreign subsidiaries are considered to be integrated foreign operations and, accordingly, are converted to Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date, non-monetary assets and liabilities are translated at the rate in effect when the assets were acquired or liabilities were assumed and items included in the statements of operations at the average exchange rates in effect at the date of such transactions with resulting exchange gains or losses included in the determination of earnings.

Stock-based compensation

The Company sponsors a stock-based compensation plan that is described in Note 11. Effective January 1, 2004, the Company adopted the fair value based method of accounting for stock options as described in Note 3.

Stock options granted to non-employees are deemed to be consideration given up in exchange for goods or services and measured using the Black-Scholes option pricing model to determine their fair value, which is charged to the appropriate asset or expense.

Employee future benefits

The Company accounts for obligations for future employee benefits arising from current service on an accrual basis.

Earnings per share

Basic earnings per common share are calculated using the weighted average number of common shares outstanding during the year. Interest, carrying costs, accretion charges, and foreign exchange gains and losses on repayments of principal and interest associated with convertible debentures are deducted from net earnings for the purpose of calculating earnings per share available to common shareholders.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Diluted earnings per common share are calculated on the basis of the weighted average number of shares outstanding during the period, plus the additional common shares that would have been outstanding if potentially dilutive common shares issuable under stock options and warrants had been issued using the treasury stock method. The calculation of diluted earnings per share also applies the if-converted method for convertible debentures, which assumes conversion into common shares outstanding since the beginning of the period.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income assets and liabilities are determined based on the differences between the carrying amounts and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

3.	ACCOUNTING POLICY CHANGES

Accounting standards adopted in the current year

Stock-based compensation

Effective January 1, 2004, the Company adopted the fair value based method of accounting for employee stock options that were granted to employees on or after January 1, 2002, as required by CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. The change was adopted retroactively without restatement. Under this method, the estimated fair value of the stock options granted is recognized over the applicable vesting period as a charge to stock compensation expense and a credit to contributed surplus. When options granted on or after January 1, 2002 are exercised, the proceeds received and the related amount in contributed surplus are credited to share capital. For options granted prior to January 1, 2002, the Company continues to follow the accounting policy under which no expense is recognized. When these options are exercised, the proceeds are credited to share capital.

As a result of the adoption of the fair value based method, the opening balances of deficit, contributed surplus, and share capital were increased by $1,573, $1,546, and $27 respectively at January 1, 2004.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
3.	ACCOUNTING POLICY CHANGES (continued)

Asset impairment

Effective January 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3063, Impairment of Long-Lived Assets, applicable to fiscal years beginning on or after April 1, 2003. Section 3063 requires that the impairment of long-lived assets held for use be established through a two-step process, with the first step determining when an impairment is recognized and the second step measuring the amount of the impairment. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition, and is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

There is no material impact on the financial statements resulting from the adoption of Section 3063 either in the current period or the prior periods presented.

Accounting standards effective in future years

Variable interest entities

In November 2003, the Accounting Standards Board (“AcSB”) released new Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities, effective for fiscal years beginning after November 1, 2004. Certain disclosure requirements effective for fiscal years beginning on or after January 1, 2004, were suspended pending review of the corresponding U.S. guidance, Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. The AcSB further amended AcG-15 to maintain harmonization with the FIN 46, as revised in December 2003. The amended Guideline, issued September 1, 2004, remains effective for annual and interim periods beginning on or after November 1, 2004. Variable interest entities (VIEs) refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them.

The Company has determined that adoption of this standard will not have a material effect on its financial position, results of operations or cash flows.

Financial instruments — disclosure and presentation

In November 2003, CICA Handbook Section 3860, Financial Instruments — Disclosure and Presentation, was amended to require that certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability. The amendments to Section 3860 are effective for fiscal years beginning on or after November 1, 2004, and the Company intends to apply these provisions retroactively, with restatement of prior years presented.

The Company has not yet determined the impact of the adoption of this standard on the results from operations or financial position (Note 23).

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
3.	ACCOUNTING POLICY CHANGES (continued)

Financial instruments — recognition and measurement

In January 2005, the CICA released new Handbook Section 3855, Financial Instruments — Recognition and Measurement, effective for annual and interim periods beginning on or after October 1, 2006. This new section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount, sometimes using fair value and other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented and defines financial instruments to include accounts receivable and payable, loans, investments in debt and equity securities, and derivative contracts.

The Company has not yet determined the impact of the adoption of this standard on the results from operations or financial position.

Comprehensive income and equity

In January 2005, the CICA released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity, effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting and display of comprehensive income. It defines other comprehensive income to include revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530 and recommends that an enterprise should present separately the following components of equity: retained earnings, accumulated other comprehensive income, the total for retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves.

The Company has not yet determined the impact of the adoption of this standard on the presentation of the results from operations or financial position.

4.	ACCOUNTS RECEIVABLE

	2004	2003
Customer, net of allowance for doubtful accounts — nil (2003 — nil)	$664	$403
Other	63	48
Employees	9	8

	$736	$459

One customer accounted for 86% and 80% of customer accounts receivable at December 31, 2004 and 2003, respectively. The Company does not require a provision for doubtful accounts.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
5.	CAPITAL ASSETS

		2004

		Accumulated	Carrying
	Cost	Amortization	Value

Scientific equipment	$4,227	$4,019	$208
Office equipment	337	271	66
Manufacturing equipment	197	157	40
Computer software and equipment	918	898	20
Computer equipment under capital lease	—	—	—
Leasehold improvements	979	930	49

	$6,658	$6,275	$383

	2003
		Accumulated	Carrying
	Cost	Amortization	Value

Scientific equipment	$4,291	$3,895	$396
Office equipment	246	223	23
Manufacturing equipment	176	129	47
Computer software and equipment	424	412	12
Computer equipment under capital lease	512	391	121
Leasehold improvements	2,604	2,562	42

	$8,253	$7,612	$641

During the year, there were no net additions (disposals) of computer equipment under capital lease (2003 — nil).

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
6.	INTANGIBLE ASSET

	2004
		Accumulated	Carrying
	Cost	Amortization	Value

Licenses	$506	$26	$480

2003
		Accumulated	Carrying
	Cost	Amortization	Value

Licenses	$—	$—	$—

The Company entered into a licensing agreement with a third party dated October 20, 2004, pursuant to which the Company was granted a non-exclusive, worldwide royalty-bearing license to use certain patented technology for use in the development of the Company’s product candidates. Under the license agreement the Company paid an upfront license issue fee of $506 and will make further payments upon the attainment of certain milestones relating to the commercial development of the product candidates.

The upfront license issue fee has been recorded at cost and will be amortized on a straight-line basis over five years, representing the estimated period of the related development project for which reasonable certainty exits.

7.	LONG-TERM INVESTMENT

Pursuant to a share subscription agreement dated March 9, 2004, with Cancer Vac Pty. Ltd. (Cancer Vac), a private company with its corporate office in Melbourne, Australia, the Company acquired a 10% equity interest in Cancer Vac and a seat on its board as partial consideration for access to the Company’s exclusive worldwide rights to the MUC1 protein technology. The shares in Cancer Vac have been valued at $264 representing the fair value of the licensing rights. The related sublicensing revenue has been recorded as deferred revenue and is being recognized as revenue on a straight-line basis over 15 years (Note 14).

As the equity investment in Cancer Vac is not subject to significant influence, it is accounted for using the cost method.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2004	2003
Accounts payable	$390	$313
Accrued compensation costs	992	996
Accrued legal provision	—	600
Accrued research and development costs	238	1,095
Accrued restructuring costs (Note 15)	—	4
Other accrued liabilities	411	445

	$2,031	$3,453

9.	LEASE OBLIGATIONS

Capital leases

The Company is committed to annual minimum payments under capital lease agreements for computer equipment as follows:

	2004	2003
Annual minimum payments	$—	$113
Less amounts representing interest at rates from 8% to 10.36%	—	5

	—	108
Less current portion	—	108

	$—	$—

Interest expense on capital leases in the amount of $5 (2003 — $20) has been recorded in the consolidated statements of operations.
Operating leases
The Company is committed to annual minimum payments under operating lease agreements for premises and equipment over the next three years, as follows:

2005	$187
2006	11
2007	—

$198

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
9.	LEASE OBLIGATIONS (continued)

Minimum rental expense for premises and equipment in the amount of $678 (2003 — $579) and sublease rental income of nil (2003 — $20) have been recorded in the consolidated statements of operations. Minimum rental expense includes a provision related to future lease costs arising from the downsizing of the Company’s U.S. operations of nil (2003 — nil).

The Company’s lease on its corporate facility expires in March 2005. The lease contains a provision for renewal for an additional two years on similar commercial terms. The Company is currently in the process of negotiating the renewal for a further two years expiring on March 31, 2007. The associated cost of the renewal has not yet been determined and therefore is not reflected in the above schedule of annual minimum payments under operating lease agreements.

10.	SHARE CAPITAL

Authorized shares
12,500 non-cumulative, non-voting, Class A preference shares, redeemable at $100 per share on an annual basis, to the extent possible, out of 20% of the net profits of the Company for each year

The difference between the redemption value and the book value of the Class A preference shares will be recorded at the time that the fair value of the shares increases to redemption value based on the Company becoming profitable.

Unlimited number of Class B preference shares issuable in series

The Class B preference shares may be issued solely by resolution of the Board of Directors. The Board has the authority, subject to limitations set out in the Canada Business Corporations Act, to fix the number of shares in each series and to determine the designation of rights, privileges, restrictions, and conditions to be attached to each such series.

Unlimited number of common voting shares issuable

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
10.	SHARE CAPITAL (continued)

Shares issued and outstanding

			2004		2003
			Shares	Amount	Shares	Amount
Class A preference
Issued and outstanding, beginning and end of year			12,500	$30	12,500	$30

Common voting
Issued and outstanding, beginning of year (Note 3)			72,545,232	$359,670	53,795,573	$328,537

Exercise of stock options	(a	)	181,375	597	46,000	121
Financing:
1999 CSPA	(b	)	—	—	1,366,817	2,432
Equity placements	(c	)	4,891,051	11,564	17,070,176	27,664
Exercise of warrants	(d	)	722,320	2,176	266,666	889

Issued and outstanding, end of year			78,339,978	$374,007	72,545,232	$359,643

Warrants issued and outstanding

			2004		2003
			Warrants	Amount	Warrants	Amount
Warrants
Issued and outstanding, beginning of year			4,251,999	$8,555	975,000	$3,338
Equity placements	(c	)	1,077,121	2,959	3,543,665	5,514
Exercise of warrants	(d	)	(722,320)	(734)	(266,666)	(297)
Expiration of warrants	(e	)	(975,000)	(3,338)	—	—

Issued and outstanding, end of year			3,631,800	$7,442	4,251,999	$8,555

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
10.	SHARE CAPITAL (continued)

The following table summarizes information on warrants outstanding at December 31, 2004:

Exercise Prices	Number Outstanding	Expiry Date

US $1.66	251,852	April 29, 2005
US $1.66	170,371	May 8, 2005
US $1.74	32,456	May 8, 2005
US $2.30	2,070,000	September 18, 2005
US $2.30	30,000	September 18, 2005
US $3.45*	978,211	December 14, 2007
US $3.45**	98,910	December 14, 2007

	3,631,800

*	Warrants are not exercisable until after June 15, 2005.

**	Warrants are not exercisable until after December 14, 2005.
At the warrant holder’s option and upon payment of the exercise price by the holder, the warrants may be exchanged for an equal number of common shares of the Company.

Contributed surplus

The following table summarizes changes in contributed surplus:

			2004	2003
Beginning of year (Note 3)			$10,447	$8,901
Stock compensation expense (Note 11)			1,060	—
Exercise of stock options	(a	)	(184)	—
Expiration of warrants	(e	)	3,338	—

End of year			$14,661	$8,901

Share transactions
(a)	Exercise of stock options

During 2004, 181,375 (2003 — 46,000) stock options with a weighted average exercise price of $2.28 (2003 — $2.63) per share were exercised. Share capital was credited with an amount of $597 (2003 — $121) representing cash proceeds of $413 (2003 — $121) and the carrying value attributed to the stock options of $184 (2003 — nil) (Note 11).

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
10.	SHARE CAPITAL (continued)
(b)	1999 CSPA

On August 30, 1999, the Company entered into a Common Stock Purchase Agreement (CSPA) allowing the Company to access up to US $100 million from the sale of a maximum of 8.6 million common shares pursuant to a common stock equity line. The Company may, at its option, issue and sell its common shares over a period of 42 months commencing in September 1999, at a discount of 7% from the average daily price of the common shares. The equity line agreement expired on June 8, 2003.

During 2003, the Company issued 1,366,817 common shares for proceeds of $2,432, net of issue costs of $4. A total of 7,519,039 shares of the 8.6 million under the CSPA were issued for gross proceeds of $76,020.

(c)	Equity placements

Under the terms of a Base Shelf Prospectus dated April 30, 2002, and registered with the securities commissions in Canada and the U.S., the Company may issue, from time to time during the 25 month period the prospectus remains effective, in aggregate up to US $150 million of securities including common stock, preferred stock, debt securities, and warrants, in any combination thereof.

During 2003, the Company completed three placements of common shares and immediately detachable purchase warrants, as described below:
(i)	On April 29, 2003, the Company issued 4,824,562 common shares and 863,061 detachable warrants for proceeds of $7,524, net of issue costs of $427. Of the net proceeds, $6,515 and $1,009 have been allocated to common shares and warrants, respectively. The warrants, of which 814,815 and 48,246 have an exercise price of US $1.66 and US $1.74, respectively, are immediately exercisable and expire on April 29, 2005.

(ii)	On May 8, 2003, the Company issued 3,245,614 common shares and 580,604 detachable warrants for proceeds of $4,853, net of issue costs of $310. Of the net proceeds, $4,367 and $486 have been allocated to common shares and warrants, respectively. The warrants, of which 548,148 and 32,456 have an exercise price of US $1.66 and US $1.74, respectively, are immediately exercisable and expire on May 8, 2005.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
10.	SHARE CAPITAL (continued)
(iii)	On October 1, 2003, the Company issued 9,000,000 common shares and 2,100,000 detachable warrants for proceeds of $20,801, net of issue costs of $999. Of the net proceeds, $16,782 and $4,019 have been allocated to common shares and warrants, respectively. The warrants have an exercise price of US $2.30 and are not exercisable until after March 18, 2004, with the exception of 30,000 warrants that are not exercisable until after October 1, 2004. The 2,100,000 warrants expire on September 18, 2005.
Under the terms of a Base Shelf Prospectus dated July 13, 2004, and registered with the securities commissions in Canada and the U.S., the Company may issue, from time to time during the 25 month period the prospectus remains effective, in aggregate up to US $100 million of securities including common stock, preferred stock, debt securities, and warrants, in any combination thereof.

On December 14, 2004, the Company issued 4,891,051 common shares and 1,077,121 detachable warrants for proceeds of $14,523, net of issue costs of $711, of which $100 is in accounts payable at December 31, 2004. Of the net proceeds, $11,564 and $2,959 have been allocated to common shares and warrants, respectively. The warrants have an exercise price of US $3.45 and are not exercisable until after June 15, 2005, with the exception of 98,910 warrants that are not exercisable until after December 14, 2005. The 1,077,121 warrants expire on December 14, 2007.

The Company used the Black-Scholes option pricing model to calculate the fair value of the warrants issued.
(d)	Exercise of warrants

During 2004, 674,074 and 48,246 (2003 — 266,666) warrants with an exercise price of US $1.66 and US $1.74 (2003 — US $1.66), respectively, were exercised. Share capital was credited with an amount of $2,176 (2003 — $889), representing cash proceeds of $1,442 (2003 — $592) and the carrying value attributed to the warrants of $734 (2003 — $297).

(e)	Expiration of warrants

During 2004, 775,000 and 200,000 warrants with an exercise price of US $6.00 and US $4.09 (2003 — nil), respectively, expired. Contributed surplus was credited with an amount of $3,338 (2003 — nil), representing the carrying value attributed to the warrants.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
11.	STOCK-BASED COMPENSATION

The Company sponsors a Share Option Plan under which a maximum of 6,400,000 common shares of the Company may be granted to employees, directors, and service providers. The exercise price of each option equals the minimum of the market value at the date immediately preceding the date of the grant. In general, options issued under the plan begin to vest after one year from the date of the grant, are exercisable in equal amounts over four years on the anniversary date of the grant, and expire eight years following the date of the initial grant.

A summary of the status of the Company’s share option plan as of December 31, 2004 and 2003, and changes during the years ending on those dates are presented below:

	2004		2003
		Weighted		Weighted
		Average		Average
	Share	Exercise	Share	Exercise
	Options	Price	Options	Price

Outstanding, beginning of year	4,519,418	$5.43	4,600,611	$6.18
Granted	535,627	2.15	903,713	1.85
Exercised	(181,375)	2.28	(46,000)	2.63
Cancelled	(1,137,071)	6.89	(938,906)	5.83

Outstanding, end of year	3,736,599	$4.67	4,519,418	$5.43

Options exercisable, end of year	2,579,900	$5.65	3,157,334	$5.91

The following table summarizes information on share options outstanding and exercisable at December 31, 2004:

	Share Options Outstanding			Share Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Range of Exercise	Number	Contractual	Exercise	Number	Exercise
Prices ($ per share)	Outstanding	Life (years)	Price	Outstanding	Price

1.51 - 2.09	828,153	6.76	$1.80	305,538	$1.82
2.10 - 3.99	1,877,974	4.19	2.86	1,379,974	3.08
4.00 - 7.00	498,847	4.49	6.02	364,263	6.07
7.01 - 14.00	85,125	1.05	8.63	83,625	8.59
14.01 - 23.10	446,500	3.66	15.35	446,500	15.35

	3,736,599	4.66	$4.67	2,579,900	$5.65

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
11.	STOCK-BASED COMPENSATION (continued)

In implementing CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments (Note 3), for 2004, stock compensation expense of $1,060 was recognized, representing the amortization applicable to the current period of the estimated fair value of options granted since January 1, 2002. An amount of $184 arising from the exercise of these options during the year was credited to share capital from contributed surplus. For 2003, the Company elected to continue measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. Had compensation cost for the Company’s share option plan been determined at the grant date of the awards using the fair value method, additional compensation expense would have been recorded in the consolidated statements of operations.

As required by the standard, 2003 pro-forma net loss and loss per share, reflecting the impact of stock-based compensation arising from awards to employees and directors since January 1, 2002, are presented in the table below:

2003
Net loss to common shareholders (Note 13)	$19,248
Compensation expense	1,227

Pro-forma net loss to common shareholders	$20,475

Pro-forma basic and diluted loss per share	$0.33

The Company uses the Black-Scholes option pricing model to value the options at each grant date, under the following weighted average assumptions:

	2004	2003
Weighted average grant-date fair value per share option	$1.83	$1.57
Expected dividend rate	0%	0%
Expected volatility	112.88%	112.42%
Risk-free interest rate	3.82%	4.29%
Expected life of options in years	6.0	6.0

The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

12.	CONVERTIBLE DEBENTURES

On September 26, 2001, the Company issued through a private placement $23,594 (US $15,000) of unsecured convertible debentures and 775,000 warrants. After deducting financing costs of $1,412, the net proceeds were $22,182. The 775,000 warrants entitle the holders to purchase an equal number of common shares at an exercise price of US $6.00 per warrant after January 1, 2002, and expiring on December 31, 2004.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
12.	CONVERTIBLE DEBENTURES (continued)

In May 2003, the Company repaid the final instalment of principal and interest, without penalty, in advance of the convertible debentures maturity on June 30, 2003. Over the term of the debentures, all contractual obligations were settled in cash. There were no conversions of either principal or interest into common shares.

Principal and interest payments in 2004 were nil (2003 — $7,826 (US $5,294)), and nil (2003 — $91 (US $60)), respectively.

In accordance with Canadian GAAP, the convertible debentures were accounted for as equity instruments in accordance with their substance, and presented in the consolidated financial statements in their component parts measured at their respective fair values at the time of issue. Using the Black-Scholes option pricing model, the fair value of the warrants component was $3,338, while the fair value of the common equity component, representing the residual of the net proceeds, amounted to $18,884.

13.	LOSS PER SHARE

Basic and diluted loss per share has been calculated as follows:

	2004	2003
Net loss, as reported	$12,225	$18,974

Convertible debentures accounted for as equity:
Accretion of convertible debentures	—	713
Interest, foreign exchange (gain) loss, and carrying charges on convertible debentures	—	(439)

Net loss to common shareholders	12,225	19,248

Weighted average shares outstanding	72,941	62,498

Basic and diluted loss per share	$0.17	$0.31

For 2004 and the comparative years presented, shares potentially issuable upon the exercise or conversion of director and employee share options (Note 11), warrants issued in connection with the 1999 CSPA (Note 10(b)), shares contingently issuable in connection with the May 2, 2001 Merck KGaA agreement (Note 14), convertible debentures and purchase warrants issued in connection with the convertible debentures (Note 12), and purchase warrants issued in connection with the 2003 and 2004 equity placements under the Base Shelf Prospectuses dated April 30, 2002 and July 13, 2004, respectively, (Note 10(c)), have been excluded from the calculation of diluted loss per share because the effect would have been anti-dilutive.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
14.	COLLABORATIVE AGREEMENTS

On May 3, 2001, the Company entered into a collaborative agreement with Merck KGaA to pursue joint global product development, licensing, and commercialization of the Company’s two lead candidates, Theratope vaccine and L-BLP25 vaccine, for the treatment of various cancer indications.

Upon execution of the collaborative agreements, Merck KGaA made an upfront payment of $10,534 to the Company comprising technology access, licensing, and other fees related to Theratope and L-BLP25. This payment has been recorded as deferred revenue and is being recognized as revenue on a straight-line basis over 10 years.

In June 2004, Merck KGaA returned all of their rights to develop and commercialize Theratope to the Company in accordance with certain provisions under the collaborative agreements. As a result thereof, the second quarter included an addition to income of $5,903 representing the recognition into income of the remaining deferred revenue balance from Merck KGaA related to Theratope.

In July 2004, the Company and Merck KGaA negotiated a settlement on the remaining close out costs related to ongoing Theratope clinical trials. Upon agreement, Merck KGaA made a one-time payment of $711 representing their share of the anticipated close-out costs. This payment has been recorded as deferred revenue and is being recognized as contract research and development revenue as the related costs are incurred.

The table below presents the accounting treatment of the payments received at inception of the agreements:

	2004	2003
Upfront payment classified as deferred revenue	$7,724	$8,777
Additional revenues deferred in the year:
Merck KGaA	711	—
Cancer Vac (Note 7)	264	—
Less revenue recognized in the year:
Licensing revenue from collaborative agreements	(6,539)	(1,053)
Contract research and development	(363)	—

Deferred revenue balance at December 31	1,797	7,724
Less deferred revenue — current portion	556	1,053

Deferred revenue — long-term	$1,241	$6,671

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
14.	COLLABORATIVE AGREEMENTS (continued)

Under the terms of the agreements related to funding of clinical research and development activities, the parties agreed to equal co-funding of eligible clinical research and development costs related to obtaining regulatory approval in North America. Research and development costs incurred to obtain regulatory approval outside of North America are the sole responsibility of Merck KGaA. The Company and Merck KGaA reconcile joint research and development costs on a quarterly basis, and when it results in funding payments to the Company, the Company records such non-refundable amounts as contract research and development revenue. When the reconciliation results in funding payments to Merck KGaA, the Company will record such non-refundable amounts as research and development expense.

For fiscal 2004, the Company has recognized in revenue $2,150 (2003 — $2,309) of non-refundable funding from Merck KGaA.

Under the terms of the agreements related to product supply, marketing, and distribution, the Company is responsible for product manufacturing and product supply for all territories, whereas the Company and Merck KGaA are jointly responsible for sales, marketing, and distribution in North America. The Company will receive royalties from Merck KGaA related to product sales outside North America, whereas the Company and Merck KGaA will share equally in net revenues from product sales in North America after deductions for marketing and manufacturing costs (including third party royalties).

Marketing and business development costs include the Company’s equal share of co-funded North American marketing and pre-launch activities, as well as internal costs to develop a marketing capability. The parties reconcile these joint marketing and business development expenditures on a quarterly basis, and when such reconciliation results in funding payments to Merck KGaA, the Company records such non-refundable amounts as marketing and business development expense.

Under a letter of undertaking dated May 3, 2001, both parties have agreed to mutually indemnify each other for any withholding tax liability arising from payments under the agreements. It is the understanding of the Company that payments under the agreements should not be subject to withholding taxes, which would otherwise constitute a tax liability of $1.2 million. There is no further recourse from third parties for payment of this amount, which has not been recorded in the financial statements as at December 31, 2004. Any tax liability assessed in the future will be recorded as it becomes determinable.

On May 2, 2001, under the terms of a Common Stock Purchase Agreement (CSPA) with Merck KGaA, the Company issued 1,912,216 common shares for proceeds of $23,026, net of issue costs of $14. Upon achievement of certain milestones, additional common shares will be issued for contractual proceeds of US $1,500 (2003 — US $6,500), the number of common shares to be determined based on a premium over the 90 day weighted average price of the common shares immediately prior to the milestone date.

During 2004 (2003 — nil), no additional common shares were issued under the Merck KGaA CSPA.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
15.	RESTRUCTURING COSTS

On October 10, 2002, the Company announced a cost reduction program in order to focus its energy and resources primarily on its two lead product candidates, Theratope and L-BLP25. The Company suspended all early stage discovery research programs, downsized its U.S. operations, and reduced associated administrative functions. As a result of these strategic decisions, 51 positions, or 30% of the workforce, were eliminated. In total, the Company recorded restructuring costs of $2,506. During 2004, the restructuring provision was reduced by a net amount of $4 (2003 — $94), representing recoveries of future lease costs of $4 (2003 — $128) and gains on disposals of capital assets of nil (2003 — $58), offset by additional employee termination costs of nil (2003 — $92). The net adjustment of $4 (2003 -$94) has been reported in the consolidated statements of operations as nil (2003 — ($53)) in research and development, $4 (2003 — $17) in general and administrative, and nil (2003 — ($58)) in gain on disposal of capital assets. Cumulative restructuring costs to date are $2,408 (2003 — $2,412). As at December 31, 2004, the restructuring plan is complete.

The following table provides details of the restructuring costs since the initiative was announced on October 10, 2002:

	Accrued				Accrued
	Restructuring				Restructuring
	Costs,		Cumulative		Costs,
	Beginning	Costs	Drawdowns		End
	of Year	(Recoveries)	Cash	Non-Cash	of Year

2004

Workforce reduction	$—	$—	$—	$—	$—
Facility and future lease costs	4	(4)	—	—	—
Proceeds on disposal of capital assets	—	—	—	—	—
Other	—	—	—	—	—

	$4	$(4)	$—	$—	$—

2003

Workforce reduction	$506	$92	$598	$—	$—
Facility and future lease costs	649	(128)	520	(3)	4
Proceeds on disposal of capital assets	—	(58)	(58)	—	—
Other	2	—	2	—	—

	$1,157	$(94)	$1,062	$(3)	$4

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
16.	IMPACT OF FOREIGN CURRENCY TRANSLATION

Included in investment and other income (expense) of $368 (2003 — ($295)) in the consolidated statements of operations is a net foreign exchange (loss) of $(260) (2003 — ($1,323)).

Included in interest, foreign exchange (gain) loss, and carrying charges on convertible debentures of nil (2003 — ($439)) in the consolidated statements of deficit is a net foreign exchange (gain) of nil (2003 — ($501)) arising from repayments of principal and interest.

17.	INCOME TAX BENEFIT

The Company’s consolidated income tax position comprises tax benefits and provisions arising from the respective tax positions of its taxable entities. A reconciliation of the income and large corporation tax benefit (provision) at the Canadian statutory rate to the benefit (provision) at the effective rate is as follows:

	2004	%	2003	%
Recovery of income taxes based on statutory rates	$4,282	33.9	$6,963	36.7

Tax benefit of losses not recognized in financial statements	(4,282)	(33.9)	(6,963)	(36.7)

Benefit from sale of subsidiary tax losses	418	3.3	303	1.5

Large corporations tax	(12)	(0.1)	(52)	(0.2)

Other	—	—	—	—

	$406	3.2	$251	1.3

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
17.	INCOME TAX BENEFIT (continued)

Future income taxes are comprised of:

	2004	2003
Future income tax asset
Capital assets	$1,103	$1,288
Tax benefits from losses carried forward and tax credits	62,134	65,618

Future income tax asset before allowance	63,237	66,906
Less valuation allowance	(63,237)	(66,906)

Future income tax liability	$—	$—

Future income taxes — net	$—	$—

At December 31, 2004, the Company has accumulated non-capital losses for Canadian income tax purposes of nil that can be used to offset taxable income in future periods. The Company also has unclaimed federal investment tax credits of $16,763 (2003 — $14,838) that expire in fiscal years 2008 through 2014. The Company has available capital cost allowance pools of $4,948 (2003 — $4,858) for deduction against federal tax and $1,023 (2003 — $931) for provincial tax. Also available to offset income in future periods are Canadian scientific research and experimental development expenditures of $112,879 (2003 — $112,884) for federal purposes and $47,592 (2003 — $45,644) for provincial purposes. These expenditures may be utilized in any period and may be carried forward indefinitely. The Company also has capital losses of $22,984 (2003 — $22,984) and provincial capital losses of $23,075 (2003 — $23,075) that can be carried forward indefinitely to offset future capital gains.

The Company has accumulated net operating losses in the U.S. of $43,753 (2003 — $47,329) for federal purposes and $19,891 (2003 — $26,639) for state purposes, some of which are restricted pursuant to Section 382 of the Internal Revenue Code, and which may not be available entirely for use in future years. These losses expire in fiscal years 2005 through 2023. During 2004, the Company sold New Jersey State operating loss carry forwards and research and development tax credits, resulting in the recognition of a tax benefit of $418 (2003 — $303). The Company also has federal research and development and New Jersey general business tax credit carry forwards of $1,094 (2003 — $1,174) and $602 (2003 — $745), respectively, that will expire in fiscal years 2005 through 2022, if not utilized. There are no capital losses for federal or state purposes available for carry forward to offset future capital gains.

The losses and credits of other subsidiaries have not been included as their tax effect on the consolidated results is immaterial due to the low tax rates in those jurisdictions.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
18.	CONTINGENCIES, COMMITMENTS, AND GUARANTEES

Royalties

In connection with the issuance of the Class A preference shares (Note 10), the Company has agreed to pay a royalty in the amount of 3% of the net proceeds of sale of any products sold by the Company employing technology acquired in exchange for the shares.

On September 2, 1999, the Company entered into an Option Agreement with Chiron Corporation (Chiron) in which the Company agreed to acquire Chiron’s rights and obligations related to a vaccine jointly developed by the two companies, subject to certain terms and conditions. On June 29, 2000, the Company exercised its option to terminate the collaboration agreement. As part of the termination agreement, the Company paid Chiron US $2,250 on June 30, 2000. An additional payment of US $3,250 will be payable to Chiron upon commercial launch of the vaccine in the U.S. No further obligation exists under either agreement.

Pursuant to various license agreements, the Company is obligated to pay royalties based both on the achievement of certain milestones and a percentage of revenues derived from the licensed technology.

In addition, commencing December 31, 2005, the Company is committed to minimum annual payments of US $100 during the existence of a royalty term in exchange for a non-exclusive worldwide royalty-bearing license of technology (Note 6). Upon the achievement of certain milestones, additional payments will be triggered under the terms of the licensing agreement. These payments will be recognized as expense upon performance of obligations defined as milestones in the agreement.

Employee benefit plan

Under a defined contribution plan available to permanent employees, the Company is committed to matching employee contributions up to limits set by the terms of the plan, as well as limits set by the Canadian and U.S. tax authorities. In 2004, the Company’s matching contributions to the plan totalled $204 (2003 — $215). There were no changes to the plan during the year.

Legal proceedings

In conjunction with the sale of its investment in HealthVISION Corporation effective February 11, 1994, the Company provided specific and general representations and warranties to the purchaser. On January 31, 1996, the purchaser filed a statement of claim against the Company, pursuant to these representations and warranties, in the net amount of $1,447 and a claim for punitive damages in the amount of $1,000. During the year, the claim was settled for approximately the amount that was recorded in the consolidated financial statements at December 31, 2003.

Guarantees

The Company is contingently liable under a mutual undertaking of indemnification with Merck KGaA for any withholding tax liability that may arise from payments under the collaborative agreements (Note 14).

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
18.	CONTINGENCIES, COMMITMENTS, AND GUARANTEES (continued)

In the normal course of operations, the Company provides indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require the Company to compensate the counterparties for costs incurred as a result of various events, including environmental liabilities, changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparties as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay to counterparties. Historically, the Company has not made any significant payments under such indemnifications and no amounts have been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

19.	FINANCIAL INSTRUMENTS

Financial instruments consist of short-term investments, accounts receivable and long-term investments that will result in future cash receipts, as well as accounts payable and accrued liabilities, capital lease obligation, and redeemable preference shares that require future cash outlays.

Credit risk

The Company is exposed to credit risk on its short-term investments in the event of non-performance by counterparties, but does not anticipate such non-performance. The Company monitors the credit risk and credit standing of counterparties on a regular basis and deals with a small number of companies that management believes are reputable and stable. Restricting its portfolio to investment grade securities, and diversifying its investments across industries, geographic regions, and types of securities mitigates the Company’s exposure to concentration of credit risk.

Financial risk

Financial risk is the risk to the Company’s earnings that arises from volatility in interest and foreign exchange rates. The Company has exposure to interest income risk through its investments in fixed-income securities that are sensitive to interest rate fluctuation.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
Foreign exchange risk

The Company purchases goods and services denominated primarily in Canadian and U.S. currencies and, to a lesser extent, in certain European currencies. Since the Company earns a significant portion of its revenues in U.S. dollars, settling foreign currency denominated obligations out of cash flows in the same currencies, wherever possible, mitigates its foreign exchange exposure. To manage its exposure to foreign exchange risk through its holdings of cash and investments in U.S. dollars, the Company has considered, but generally does not utilize, derivative instruments.

19.	FINANCIAL INSTRUMENTS (continued)

During 2004, the Company did not enter into any foreign exchange forward contracts in order to reduce its exposure to fluctuating foreign currency exchange rates; however, in 2003, investment and other (expense) income included a realized loss $78 and unrealized gains and losses of nil relating to forward exchange contracts. As there were no open foreign exchange forward contracts as at December 31, 2004 and 2003, respectively, no assets or liabilities with respect to such contracts have been recorded in the consolidated balance sheets as at those dates.

Short-term investments

The fair values of short-term investments are assumed to be equal to their market value. These values are based upon quoted market prices.

Accounts receivable and accounts payable and accrued liabilities

The carrying amounts of accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

Long-term investment

The fair value of the long-term investment is assumed to approximate its carrying value.

Capital lease obligation

The estimated fair value of the capital lease obligation is based on the present value of expected future cash flows discounted using an estimate of the Company’s current borrowing rate.

Class A preference shares

The fair value of the Class A preference shares is assumed to approximate their carrying value due to the fact that their realizable value is contingent upon meeting future profitability thresholds that cannot be determined with any certainty at this time.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment; therefore, they cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

19.	FINANCIAL INSTRUMENTS (continued)

Fair values

The estimated fair values of financial instruments are as follows:

	2004		2003
	Fair	Carrying	Fair	Carrying
	Value	Amount	Value	Amount
Assets
Cash and cash equivalents	$19,887	$19,887	$24,062	$24,062
Short-term investments	18,751	18,751	17,443	17,443
Accounts receivable	736	736	459	459
Long-term investment	264	264	—	—
Liabilities
Accounts payable and accrued liabilities	2,031	2,031	3,453	3,453
Capital lease obligation	—	—	111	108
Class A preference shares	30	30	30	30

20.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These consolidated financial statements have been prepared in accordance with Canadian GAAP that differs in some respects from those used in the United States (U.S. GAAP).

The significant differences in accounting principles as they pertain to the accompanying consolidated financial statements are as follows:

Business acquisition

Under U.S. GAAP, the acquisition of Biomira USA Inc. (formerly OncoTherapeutics, Inc.) was valued at the stock market price of the shares issued at the date of closing. Under Canadian GAAP, the acquisition is valued at the fair value of the net assets acquired at the time the agreement was negotiated. The effect of this difference is that under U.S. GAAP the value of the net shares issued was higher by $3,142, increasing the research and development acquired on acquisition by an equal amount. In addition, under U.S. GAAP, the research and development acquired would be expensed on the date of acquisition, whereas under Canadian GAAP it must be deferred and amortized.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
Comprehensive income

Under U.S. GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The only component of comprehensive income that currently affects the Company’s performance is unrealized holding gains and losses on available-for-sale short-term investments (as described in the following section). There is no concept similar to comprehensive income under current Canadian GAAP.

20.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Short-term investments

Under U.S. GAAP, SFAS No. 115 requires that available-for-sale short-term investments be reported at fair value, with unrealized temporary holding gains and losses excluded from earnings and reported in comprehensive income and also as a net amount in accumulated other comprehensive income until realized. Canadian GAAP requires that these investments be carried at the lower of cost and market value with any unrealized losses recorded in the consolidated statements of operations. Once written down, these investments are not adjusted upward for subsequent appreciation in market value. Such gains are recognized only upon final disposition of the investments.

As at December 31, 2004, an unrealized holding gain of nil (2003 — nil) is included in the consolidated balance sheets, and the net change in the unrealized holding gain of nil (2003 — ($471)) is reflected in the consolidated statements of comprehensive (loss) income for U.S. GAAP. These amounts are not recorded under Canadian GAAP.

Under Canadian GAAP, the Company recorded a provision in 1999 for unrealized holding losses of $332 on short-term investments in the consolidated statements of operations. Under U.S. GAAP, this amount has been excluded from the consolidated statements of operations and included in the consolidated statements of comprehensive (loss) income. In 2003, the Company liquidated the remainder of the investment, recognizing a loss of $15.

As at December 31, 2004, the composition of available-for-sale short-term investments, classified by maturity from the balance sheet date, is as follows:

	At Cost	At Market
Maturing within 90 days	$11,775	$11,775
Maturing within 1 year	6,976	6,976

	$18,751	$18,751

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
Intangible assets acquired from others for use in research and development

Under Canadian GAAP, finite life intangible assets, such patents as licenses, acquired from others for use in research and development activities, are deferred and recognized over the period of the related development project for which reasonable certainty exits. Under U.S. GAAP, amounts paid for intangible assets used solely in research and development activities with no alternative future use would be expensed. As a result of this difference in treatment, under U.S. GAAP amortization expense would have decreased by $26, research and development expenses would have increased by $506, and intangible assets would have decreased by $480.

20.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Research and development

Under U.S. GAAP, all development costs are expensed as incurred. Under Canadian GAAP, development costs that meet criteria for deferral are capitalized and amortized. As at December 31, 2004, the Company had not deferred any development costs.

Furthermore, under U.S. GAAP, acquired in-process research and development is written off at the time of acquisition and no future income taxes are recognized on this asset. Under Canadian GAAP, acquired in-process research and development is capitalized and amortized over its estimated useful life. Future income taxes are recognized at the acquisition date on that asset.

Convertible debentures

Under U.S. GAAP, the proceeds from the convertible debentures issued in 2001 totalling $18,844, net of issue costs of $1,412 and net of the fair value of $3,338 attributed to warrants, are recorded as a liability. Accordingly, the Company recorded accretion of convertible debentures of nil (2003 — $713), and interest, foreign exchange (gain) loss and carrying charges on convertible debentures of nil (2003 — ($439)) in the consolidated statements of operations. Accretion and amortization were charged to income from the date of issue of the debentures. Currently under Canadian GAAP, the convertible debentures are presented as equity, with accretion, amortization, and interest related to the debentures being charged to equity. Accretion and amortization charges commenced on the date that the Company began making principal repayments.

As a liability instrument under U.S. GAAP, the convertible debentures have been translated at the current foreign exchange rate in effect as at the balance sheet date, with a translation gain of nil (2003 — $35) being recorded in the consolidated statements of operations. Under Canadian GAAP, the debentures are translated at the historical exchange rate with foreign exchange gains and losses arising only upon repayment of principal.

Warrants

Under U.S. GAAP, Emerging Issues Task Force 00-19 and APB Opinion No. 14, the fair value of warrants issued would be recorded as a reduction to the proceeds from the issuance of common shares and convertible debentures, with the offset to additional paid-in capital. The warrants have been presented as a separate component of shareholders’ equity for Canadian GAAP purposes.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
During 2004, 722,320 (2003 — 266,666) warrants were exercised, resulting in a credit to share capital of $2,176 (2003 — $889), representing $1,442 (2003 — $592) in cash proceeds and $734 (2003 — $297) reclassified from additional paid-in capital (Note 10(d)).

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
20.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Stock-based compensation

Effective January 1, 2004, the Company adopted the fair value based method of accounting for employee stock options granted on or after January 1, 2002, retroactively without restatement as allowed under the transitional provisions of CICA Handbook Section 3870. As a result, the opening balances of deficit, contributed surplus, and share capital were increased by $1,573, $1,546, and $27, respectively, at January 1, 2004. During 2004, the Company recorded stock compensation expense of $1,060 in the consolidated statement of operations, representing the amortization applicable to the current year at the estimated fair value of options granted since January 1, 2002; and an offsetting adjustment to contributed surplus and share capital of $184 in the consolidated balance sheets arising from the exercise of these options during the year (Note 3). No similar adjustments are required under U.S. GAAP as the Company has elected to continue measuring compensation expense, as permitted under SFAS No. 123, using the intrinsic value based method of accounting for stock options. Under this method, compensation is the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. Election of this method requires pro-forma disclosure of compensation expense as if the fair value method has been applied for awards granted in fiscal periods after December 15, 1994.

The table below presents the pro-forma disclosures required under U.S. GAAP:

	2004	2003
Net loss to common shareholders — U.S. GAAP	$11,645	$19,228
Compensation expense under SFAS No. 123	3,505	4,876

Pro-forma net loss to common shareholders — U.S. GAAP	$15,150	$24,104

Pro-forma basic and diluted loss per share — U.S. GAAP	$0.21	$0.39

The weighted average assumptions presented below are used in the Black-Scholes option pricing model to calculate the fair value of options granted during the year.

	2004	2003
Weighted average grant-date fair value per share option	$1.83	$1.57
Expected dividend rate	0%	0%
Expected volatility	112.88%	112.42%
Risk-free interest rate	3.82%	4.29%
Expected life of options in years	6.0	6.0

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
20.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Effect of Canadian — U.S. GAAP differences

The effect of all the above differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements is set out below:
Consolidated balance sheets

	2004	2003
Short-term investments (as reported)	$18,751	$17,443
Effect of SFAS 115	—	—

Short-term investments — U.S. GAAP	$18,751	$17,443

Intangible assets (as reported)	$480	$—
Purchase of intangible asset	(506)	$—
Amortization of intangible asset	26	—

Intangible Assets — U.S. GAAP	$—	$—

Share capital (as reported)	$374,007	$359,643
Retroactive application of Section 3870	(27)	—
Stock options exercised in current year	(184)	—
Shares issued for business acquisition	3,142	3,142
Warrants issued in connection with August 31, 1999 CSPA	(315)	(315)

Share capital — U.S. GAAP	$376,623	$362,470

Warrants (as reported)	$7,442	$8,555
Warrants issued in connection with convertible debentures accounted for as additional paid-in capital	—	(3,338)
Warrants issued in connection with equity placements, net of warrants exercised	(7,442)	(5,217)

Warrants — U.S. GAAP	$—	$—

Contributed surplus (as reported)	$14,661	$8,901
Retroactive application of Section 3870	(1,546)	—
Stock options exercised in current year	184	—
Stock compensation expense	(1,060)	—
Warrants issued in connection with convertible debentures accounted for as additional paid in capital	(3,338)	—

Contributed surplus — U.S. GAAP	$8,901	$8,901

Additional paid-in capital (as reported)	$—	$—
Warrants issued in connection with August 31, 1999 CSPA	315	315
Warrants issued in connection with convertible debenture	3,338	3,338
Warrants issued in connection with equity placements, net of warrants exercised	7,442	5,217

Additional paid-in capital — U.S. GAAP	$11,095	$8,870

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
20.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)
Consolidated Balance Sheets (continued)

	2004	2003
Deficit (as reported)	$(359,147)	$(345,349)
Shares issued for business acquisition	(3,142)	(3,142)
Retroactive application of Section 3870	1,573	—
Stock compensation expense	1,060	—
Purchase of intangible asset	(506)	—
Amortization of intangible asset	26	—

Deficit — U.S. GAAP	$(360,136)	$(348,491)

Shareholders’ equity (as reported)	$36,963	$31,750
Purchase of intangible asset	(506)	—
Amortization of intangible asset	26	—
Effects of SFAS 115	—	—

Shareholders’ equity — U.S. GAAP	$36,483	$31,750

Consolidated statements of operations

	2004	2003
Net loss (as reported)	$(12,225)	$(18,974)
Stock compensation expense	1,060	—
Purchase of intangible asset	(506)	—
Amortization of intangible asset	26	—
Reclassification adjustment — realized loss on short-term investments	—	(15)
Foreign exchange gain (loss) on translation of convertible debentures	—	35
Accretion and amortization of debt issue costs	—	(713)
Interest, foreign exchange gain (loss), and carrying charges on convertible debentures	—	439

Net loss — U.S. GAAP	$(11,645)	$(19,228)

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
20.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)
Consolidated statements of comprehensive (loss) income

	2004	2003
Net loss — U.S. GAAP	$(11,645)	$(19,228)
Current year effect of SFAS 115	—	—
Reversal of SFAS 115 effect from prior year	—	(471)
Reclassification adjustment — realized loss on short-term investments	—	15

Comprehensive loss — U.S. GAAP	$(11,645)	$(19,684)

Loss per common share

	2004	2003
Canadian GAAP
Basic and diluted loss per share	$0.17	$0.31

U.S. GAAP
Basic and diluted loss per share	$0.16	$0.31

Consolidated statements of cash flow — U.S. GAAP

	2004	2003
Cash and cash equivalents, beginning of year	$24,062	$8,507
Cash used in operating activities	(18,872)	(23,901)
Cash (used in) provided by investing activities	(1,432)	11,304
Cash provided by financing activities	16,371	28,341
Effect of exchange rate fluctuations on cash and cash equivalents	(242)	(189)

Cash and cash equivalents, end of year	$19,887	$24,062

New accounting standards

Under the Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin No.74 (SAB 74), the Company is required to disclose certain information related to recently issued accounting standards. SAB 74 requires that when a new accounting standard has been issued but has not yet been adopted, the registrant should discuss the effect that the new standard will have on the registrant’s financial statements when adopted.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
20.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

New accounting standards (continued)

The SAB 74 disclosure requirement applies not only to the U.S. GAAP information presented by foreign registrants, but also to the GAAP used to prepare the primary financial statements included in SEC filings. In accordance with SAB 74, recently issued Canadian accounting standards are discussed in the notes to the consolidated financial statements in Note 3, Accounting Policy Changes, under the subsection Accounting Standards Effective in Future Years.

Accounting standards adopted in the current year

In December 2003, the FASB revised FIN No.46, Consolidation of Variable Interest Entities, which clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to those entities (defined as VIEs) in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack voting control, an obligation to absorb expected losses or the right to receive expected residual returns. FIN No. 46(R) requires consolidation by a business of VIEs in which it is the primary beneficiary. The primary beneficiary is defined as the party that has exposure to the majority of the expected losses and/or expected residual returns of the VIE. FIN No. 46(R) was effective for the Company in the first quarter, and there was no material impact on its financial position, results of operations or cash flows from adoption.

In March 2004, the FASB ratified consensuses reached by the Emerging Issues Task Force (“EITF”) with respect to EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF Issue No. 03-1 addresses recognition, measurement and disclosure of other-than-temporary impairment evaluations for securities within the scope of SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, and equity securities that are not subject to the scope of SFAS No. 115 and are not accounted for under the equity method according to Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. The recognition and measurement guidance is effective for reporting periods beginning after June 15, 2004; however, disclosures for cost method investments are required to be included in annual financial statements prepared for fiscal years ending after June 15, 2004. In September 2004, the FASB issue FSP EITF Issue 03-1-1, which delayed the effective date of certain guidance on how to evaluate and recognize an impairment loss that is other than temporary, pending issuance of proposed FSP EITF Issue 03-1-a. There was no material impact on the consolidated financial statements from the adoption of this consensus and the Company does not expect the proposed FSP to have a material impact on its consolidated financial statements.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
20.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Accounting standards effective in future years

In June 2004, the FASB issued an exposure draft of a proposed Statement, Fair Value Measurements to provide guidance on how to measure the fair value of financial and non-financial assets and liabilities when required by other authoritative accounting pronouncements. The proposed statement attempts to address concerns about the ability to develop reliable estimates of fair value and inconsistencies in fair value guidance provided by current U.S. GAAP, by creating a framework that clarifies the fair value objective and its application in GAAP. In addition, the proposal expands disclosures required about the use of fair value to remeasure assets and liabilities. The standard would be effective for financial statements issued for fiscal years beginning after June 15, 2005.

In September 2004, the SEC staff provided guidance on the use of the so-called “residual method” to value acquired intangible assets other than goodwill in a business combination. The SEC concluded that the residual method does not comply with the requirements of FASB Statement No. 141, Business Combinations, and, accordingly, should no longer be used. Instead, a direct value method should be used to determine the fair value of all intangible assets required to be recognized. Similarly, impairment testing of intangible assets should not rely on a residual method, and should comply instead with the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets. The residual method should not be used in accounting for intangible assets (other than goodwill) acquired in business combinations completed after September 29, 2004. Further, companies that have applied the residual method to the valuation of intangible assets for purposes of impairment testing will be required to perform an impairment test (no later than the beginning of their first fiscal year beginning after December 15, 2004) using a direct method. The Company does not expect this announcement to have a material impact on its consolidated financial statements.

In September 2004, the EITF discussed Issue No. 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations. The EITF reached a tentative consensus that classification of a disposed of or held-for-sale component as a discontinued operation is only appropriate if the ongoing entity (i) expects to have no continuing “direct” cash flows, and (ii) does not retain or expect to retain an interest, contract, or other arrangement sufficient to enable it to exert significant influence over the disposed component’s operating and financial policies after the disposal transaction. In November 2004, the EITF reached a consensus that was ratified by the Board. The effective date of this consensus will be for a component of an entity that has been either disposed of, or classified as held-for-sale, in periods beginning after December 15, 2004.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
20.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment (which supercedes Statements No. 123 and 95) that addresses the accounting for share-based payments transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise, or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. The new standard eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and instead requires that such transactions be accounted for using a fair value based method. The new standard is effective for interim or annual periods beginning after June 15, 2005, meaning that an entity must apply the guidance to all employee awards of share-based payment granted, modified, or settled in any interim or annual period beginning after June 15, 2005. The cumulative effect of initially applying this standard, if any, must be recognized as of the required effective date. The Company is reviewing the proposal to determine the potential impact, if any, on its consolidated financial statements.

21.	SEGMENTED INFORMATION

The Company is engaged world wide primarily in the biotechnology health care industry in a single business segment — research and development of therapeutic products for the treatment of cancer. Operations and long-lived assets by geographic region for the periods indicated are as follows:

	2004	2003
Revenue from operations in
Canada	$328	$120
United States	33	36
Barbados	5,880	2,824
Europe	2,700	436

	$8,941	$3,416

Amortization
Canada	$335	$417
United States	49	29
Barbados	26	—

	$410	$446

Long-lived assets
Canada	$330	$607
United States	53	34
Barbados	480	—

	$863	$641

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)
21.	SEGMENTED INFORMATION (continued)

Long-lived assets and amortization consist of capital assets and intangible assets.

The Company derives significant revenue from certain customers. The number of customers that individually accounts for more than 10% of revenue and total revenue from transactions with those customers is as follows:

	Number of
	Customers	Revenue
2004	1	$8,674
2003	1	3,362
22.	COMPARATIVE FIGURES

Certain of the comparative figures for 2003 have been reclassified to conform to the current year’s presentation.

23.	SUBSEQUENT EVENT

Effective January 1, 2005, the Company adopted the amended recommendations of CICA Handbook Section 3860, Financial Instruments — Disclosure and Presentation. Section 3860 requires that certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability. Management has determined that adoption of Section 3860 does not have a material effect on the Company’s financial position or results of operations in the current period or the prior period presented.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)
Date: January 30, 2006	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President, Finance & Administration and Chief Financial Officer